Exhibit (a)(10)



FOR IMMEDIATE RELEASE:

Media Contact:      Duff Ferguson
                    (212) 969-1056

Investor Contact:   Karen Caddick
                    (212) 969-6414


                        ALLIANCE CAPITAL MANAGEMENT L.P.

                      ANNOUNCES RESULTS OF EXCHANGE OFFER


New York, N.Y., October 29, 1999 - Alliance Capital Management L.P. (NYSE: AC) ("Alliance") announced that it has accepted for exchange all units of Alliance validly tendered pursuant to its exchange offer for outstanding units of Alliance.

     Approximately 4,713,279 Alliance Units were tendered in the exchange offer. Alliance exchanged all tendered Units for units in the new private partnership. No tendered Units were rejected pursuant to the cap on tenders.

     In addition, Equitable Life and its affiliates exchanged, in a private exchange, approximately 95,069,125 Alliance Units for units in the private partnership.

     As previously announced, Alliance implemented the reorganization as of the close of business today. Alliance transferred its business to the newly-formed private limited partnership which will conduct Alliance's business without change in management or employee responsibilities.

     Alliance's principal asset is its interest in the new partnership, and it will function solely as a holding company through which public Unitholders will continue to own an indirect interest in Alliance's business. Immediately after the reorganization, Alliance changed its name to "Alliance Capital Management



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Holding L.P.", and the new partnership will assumed the name "Alliance Capital
Management L.P."   Alliance Capital Management Holding L.P. units will
continue to trade on the New York Stock Exchange under the symbol "AC" with a new CUSIP No. 01855A101. Total outstanding units of Alliance Capital Management Holding L.P. are now approximately 71.8 million.

About Alliance Capital Management L.P.

     Alliance is a major asset manager, ranked 12th in the world at year-end 1998, with more than $317.3 billion in client assets under management at September 30, 1999. Alliance manages retirement assets for many of the largest public and private employee benefit plans (including 28 of the nation's Fortune 100 companies), for public employee retirement funds in 31 out of the 50 states, and for foundations, endowments, banks, and insurance companies worldwide. Alliance is one of America's largest mutual fund sponsors, with a diverse family of fund portfolios and approximately 4.8 million shareholder accounts.

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